Filed by Skyline Builders Group Holding Ltd.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Skyline Builders Group Holding Ltd.

(File No. 001-42461)

Generational Tungsten Supply INVESTOR PRESENTATION AUGUST 2026 kazresources.com 1

Important Note and Disclaimer KAZ Resources Group is the combination Cove Kaz Capital Group LLC and Kaz Resources LLC – Cove Capital portfolio companies – formed to develop critical mineral opportunities in Kazakhstan – hereinafter called KAZ Resources Group. • This presentation has been prepared for informational purposes only by KAZ Resources Group (the "Company"). It does not constitute an offer to sell, nor a solicitation of an offer to purchase, any securities, interests, or assets of the Companies or any of their affiliates. Nothing in this document should be regarded as investment, legal, tax, accounting, or other professional advice. • The information contained herein is based on sources, data, and assumptions believed to be reliable at the time of preparatio n; however, no representation or warranty, express or implied, is made as to its accuracy, completeness, or reliability. All information, estimates, projections, and forward-looking statements presented in this document are preliminary and are subject to change, amendment, or withdrawal at any time without notice. The Company undertakes no obligation to update or revise any part of this material, whether due to new information, future developments, or any other reason, and no reliance should be placed on the continued accuracy of the content. • This presentation may include forward-looking statements that reflect current expectations and assumptions. Such statements involve risks and uncertainties that are inherently difficult to predict. Actual results and outcomes may differ materially from those expressed or implied. No liability is accepted by the Company or any of its officers, employees, or affiliates for any loss or damage arising from the use of, or reliance on, the information contained herein. • Recipients of this presentation are encouraged to conduct their own independent analysis and consult with their professional advisers before making any decisions related to the matters discussed in this document. • Units are metric tonnes or metric tonne units (mtu = 10kg) unless otherwise specified. Production targets and operating costs are based upon preliminary engineering studies and are subject to completion of the Definitive Feasibility Study. 2

INVESTMENT SUMMARY

Key Highlights

Reliable Ex-China Supply

China, Russia, and North Korea control ~87% of global tungsten supply and the U.S. has had no domestic production since 2015. Kaz Resources is developing the largest Western-aligned tungsten resource outside of China as global supply remains constrained and demand rises.

Low-Cost, Generational Tungsten Asset

Severniy Katpar plans to produce ~15% of global tungsten supply at an anticipated cash cost of ~$100/mtu, among the lowest-cost producers globally, with a 50+ year mine life.

Strong Government Support Industrial & Commercial Interest

Backed by up to $1.6B in potential EXIM and DFC financing and an active U.S.–Kazakhstan critical minerals MOU, with significant indicated offtake interest from defense, aerospace, and industrial buyers, including Fortune 500 companies, exceeding planned capacity.

Kaz Resources is developing a low-cost, generational tungsten resource positioned to meet critical demand, backed by U.S. and Kazakhstan government support and significant commercial interest.

KAZ Resources

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Developing a Generational Tungsten Resource Positioned to become a global leader in the mining and processing of tungsten and other critical minerals, addressing urgent national defense and commercial requirements KEY MINE STATISTICS Kaz Resources Group holds a 70% interest in Severniy Katpar LLP, two distinct proximate tungsten deposits in Kazakhstan representing one of the largest known tungsten resources outside of China. With China's export restrictions tightening global supply and no current U.S. primary tungsten production, Kaz Resources is positioned to become a key Ex-China supplier. 12,000 metric tonnes Planned Tungsten Production Per Annum 15%* Of Current Global Mine Output (2025) 50+ years Estimated Mine Life ~$100 mtu** Anticipated Cash Costs, Among Lowest Globally USD$1.6B Indicative Funding – EXIM & DFC Letters of Interest LISTING TIMELINE Apr 30, 2026 — Business Combination Announced Definitive agreement between the Company and Skyline Builders Group Q4 2026 / Early 2027 — Shareholder & Regulatory Approval Timing TBD — subject to SEC review, shareholder vote and Kazakhstan Regulatory Approval Q4 2026 / Early 2027 — Merger Close Completion will be the day after the SEC registration is effective. Kaz Resources Inc. to begin trading under ticker "KAZR" ANTICIPATED CAPITAL STRUCTURE ~421M Shares at Completion ~67M Warrants O/S +45M earnout shares to Cove Kaz/Kaz Resources Group and 22M Skyline warrants ~490M FD including earnout and Skyline warrant exercise ANTICIPATED OWNERSHIP COMPOSITION Cove Kaz / Kaz Resources Group — 72.5% post earnout Skyline (KAZR) Public Shareholders — 27.5% in aggregate, post earnout Kaz Resources Group is combining with Skyline Builders Group (NASDAQ: KAZR) to form Kaz Resources Inc., a future NASDAQ-listed global leader in tungsten and critical minerals. KAZ RESOURCES AT A GLANCE 4 *Based on 100% basis of Severniy Katpar LLP not company's 70% interest **Northern Katpar cash costs, metric tonne units (mtu = 10kg)

KAZ RESOURCES AT A GLANCE

Kazakhstan: Resource-Rich Country, Strategic U.S. Partner

20.5M	$344.3B	9th
Population	GDP (USD)	Largest Country by Land Mass



Established Mining Sector

Kazakhstan has an established mining economy, ranking 13th globally among 70 mining countries by total solid mineral extraction volume. Mining contributes about 23% of GDP. OECD investment-grade sovereign with established legal framework for foreign investment

Diversified Commodity Base

Kazakhstan is the world's leading uranium producer, a top 10 copper producer and holds extensive reserves of tungsten, iron, and manganese. The country ranks 3rd globally in titanium production, 7th in zinc, 8th in lead, and 11th in gold.

Energy Sector

Kazakhstan is one of Eurasia's leading energy producers, with proven crude oil reserves of 30 billion barrels (12th largest globally). Chevron, ExxonMobil, KazMunayGas, Lukoil.

Strategic Partnership with U.S.

Kazakhstan is a leading Central Asia partner to the Government of the United States through the regional diplomatic platform C5+1, with cooperation spanning critical minerals, energy, and security.

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INVESTMENT HIGHLIGHTS Kaz Resources: Unique Critical Minerals Opportunity 1 2 Severniy Katpar – Low-Cost, Generational Tungsten Asset Comprises two (2) distinct tungsten deposits with a combined 50+ year estimated mine life and JORC Compliant 1.4 million tonnes of WO₃, equal to 60% of China's current known reserve base. Planned output represents 15% of global production, and the mine is anticipated to be one of the lowest cost tungsten producers globally. 3 Tungsten – Unprecedented Demand, Structural Supply Constraints Rising demand from the defense, technology, and advanced manufacturing sectors, coupled with Chinese export bans and the depletion of global tungsten reserves, has driven benchmark tungsten (APT) prices up 900% over the past 13 months, with minimal U.S. stockpile. 4 Strong Government Support, Significant Commercial Offtake Interest Up to $1.6B in potential project financing LOIs from EXIM and DFC, an active U.S.–Kazakhstan critical minerals MOU, and ongoing G2G engagement between U.S. and Kazakhstan. Significant offtake interest from defense, aerospace, nuclear, and industrial buyers, including several Fortune 500 companies. 5 Additional Near-Term Critical Minerals Opportunities Kaz Resources holds licenses covering three Tailings Storage Facilities, a joint venture for the Akbulak Rare Earth Element Project, and 14 historical exploration concessions awarded by the Government of Kazakhstan. Experienced Management Team with Extensive Experience Kaz Resources is led by experts in mining, project development, finance, and global partnerships, with proven expertise in bringing world-class mining projects from development into operation. Several Kaz executives helped build and operate the Nui Phao mine in Vietnam, one of the most successful commercial tungsten mine and refining complexes outside China. 6

INVESTMENT HIGHLIGHTS

Kaz Resources Portfolio



Akbulak JV
Rare Earth Elements
Northern Katpar & Upper Kairakty
Tungsten Projects
Historical Exploration Licenses
Kazakhstan
KAZAKHSTAN
74 W Tungsten
3 Li Lithium
4 Be Beryllium
73 Ta Tantalum
41 Nb Niobium
55 Cs Cesium
REE Rare Earth Elements
39 Y Yttrium
65 Tb Terbium

Northern Katpar & Upper Kairakty (Central Kazakhstan)

The company acquired a 70 percent controlling interest in Severniy Katpar LLP, a joint venture with Kazakhstan's national mining company Tau-Ken Samruk, which holds licenses to two tungsten deposits – Northern Katpar and Upper Kairakty – located near the established Karaganda mining district in Central Kazakhstan. The two deposits contain approximately 1.4 million tonnes of tungsten trioxide (WO_3), representing ~20% of global reserves, with planned production of approximately 12,000 tonnes per annum over a 50-plus-year mine life.

Akbulak Joint Venture (North Kazakhstan)

The company is in a 75/25 joint venture with JSC Qazgeology to develop the Akbulak Rare Earth Project in Kazakhstan's Kostanay Region, a historical resource of 380,000 tons of rare earth oxides, including neodymium and praseodymium—key elements in permanent (NdFeB) magnets, and yttrium which is utilized in electronics, medicine, and materials science applications.

Historical Exploration Licenses (East Kazakhstan)

In 2023, the company was the first U.S. company to be awarded geological land concessions for critical minerals by the Government of Kazakhstan. These concessions include fourteen (14) minerals such as rare earth elements, lithium, tantalum, beryllium, niobium, cesium and tin.

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TUNGSTEN – UNPRECEDENTED DEMAND, SIGNIFICANT SUPPLY CONSTRAINTS Why Tungsten Matters A rare, dense metal with the highest melting point of all metals and exceptional strength at high temperatures, properties that make it irreplaceable across critical use cases Concentrated Supply China accounts for approximately 83% of global tungsten production and has restricted exports of tungsten and other critical materials. The U.S. ceased primary production in 2015 and has minimal commercial domestic tungsten stockpile. Broad Reach Across Critical Industries From defense systems, aerospace, and nuclear applications to semiconductors, cutting tools, and industrial machinery, tungsten connects the manufacturing, technology, and defense sectors. Tungsten has no substitute in many of its applications. Tungsten ranks among top 10 of 60 mineral commodities the U.S. government deems critically essential to national security. Structural Demand Growth Rising global defense spending and depleting tungsten reserves are driving demand for tungsten. Demand is also growing across the technology and advanced manufacturing sectors, supported by long-term secular trends such as AI infrastructure, semiconductors, and advanced manufacturing. 8

TUNGSTEN – UNPRECEDENTED DEMAND, SIGNIFICANT SUPPLY CONSTRAINTS Tungsten Market: U.S. Dependence on China On January 1, 2027, U.S. defense acquisition rules restrict tungsten powders and alloys from China, Russia, Iran, North Korea . • According to the U.S. Geological Survey, China controls 83% of global tungsten production. • The U.S. has had zero primary tungsten production since 2015 and depends entirely on imports. • Severniy Katpar reserves contain 1,400,00 metric tons of tungsten compared to 2,300,000 total estimated China reserves. • During 2023 – 2025, China enacted export controls on tungsten, rare earth elements, and other critical minerals. Chinese APT export volumes have since declined significantly. • In 2026, China narrowed tungsten export approval to select companies for 2026 – 2027 and has restricted shipments by destination. China Export Controls 9

SEVERNIY KATPAR – LOW-COST, GENERATIONAL TUNGSTEN ASSET

Severniy Katpar LLP

Two adjacent tungsten deposits in Central Kazakhstan, comprising one of the largest known tungsten reserves outside of China

Severniy Katpar LLP

70%	30%
Kaz Resources Group	Tau-Ken Samruk Kazakhstan's National Mining Co.

APT Price - Rotterdam, EXW China, FOB China - $/mtu


3,500
3,000
2,500
2,000
1,500
1,000
500
-
2025
2026
Rotterdam
FOB China
EXW China

Resources

The two deposits contain a combined 1.4 million tonnes of tungsten trioxide (WO_3). USGS estimates China tungsten reserves at 2.3 million tonnes. Planned annual production of 12,000 mtu represents approximately 15% of global production as of 2025.*

Deposit Type

Both deposits are near-surface, bulk-tonnage scheelite systems, enabling low-cost mining. **Anticipated cash costs of <$100 per MTU would make KAZ Resources one of the lowest cost Tungsten producers globally.***

Location, Infrastructure

The two deposits are located 20 miles apart near the Karaganda mining district in Central Kazakhstan, an established mining region with existing power, transportation, and skilled labor.

Planned Refinery

Severniy Katpar plans to build a refinery in Kazakhstan to convert concentrate into APT and tungsten oxides aimed at the U.S. supply chain.

CapEx

Estimated total mine construction finance costs are USD $1.1B as of two preliminary feasibility studies. Company controls all commercial offtake agreements.**

KAZ Resources

** 1.4 million tonnes WO_3 is a geological resource under JORC, not yet verified under S-K 1300, pending a Definitive Feasibility Study (H2 2027)*
***Company controls 100% of the offtake, Tau-Ken Samruk is required to contribute 30% of the project's development costs.*

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STRONG GOVERNMENT SUPPORT, SIGNIFICANT COMMERCIAL OFFTAKE INTEREST Tungsten Offtake Discussions Increasing U.S. demand likely to exceed planned production capacity U.S. Tungsten Demand (2025) 12,000 tonnes per annum Fortune 500 Buyers Discussions underway with U.S. government and leading defense, nuclear, aerospace, and industrial groups, including Fortune 500 companies. Strategic Partnerships Prospective partners have expressed willingness to provide strategic support alongside commercial agreements, underscoring the critical nature of supply security. Path to Definitive Agreements Company has secured letters of support from prospective U.S. commercial offtakers serving space, defense, and oil/gas sectors. Conditional offtake agreements targeted for 2026, converting to definitive agreements in 2027. 100% 10,000 tonnes per annum* Kaz Resources Planned Maximum Production 11 *U.S. Geological Survey, Mineral Commodity Summaries 2026 Imports of Tungsten for U.S. Consumption (2025)

GOVERNMENT SUPPORT U.S., Kazakhstan Government Support In November 2025, Commerce Secretary Lutnick and Kazakhstan's Minister of Industry and Construction Yersayin Nagaspayev signed a Memorandum of Understanding on critical minerals cooperation in the presence of Kazakhstan President Tokayev. This agreement deepens collaboration on exploration, processing, and development, ultimately helping to secure resilient, transparent supply chains for the minerals that power innovation (pictured right). In 2025 and 2026, the company received Letters of Interest (LOIs) from EXIM for up to $900 million in financing and up to $700 million from the DFC for debt financing, project development support, construction finance, and political risk insurance. Trade Advocacy Since 2023, the company has received formal U.S. commercial trade advocacy for its Kazakhstan mining business efforts. In January 2025, the outgoing Commerce Secretary for the Biden Administration announced a new, expanded trade advocacy program for U.S. companies competing on high-impact foreign concessions. In March 2025, company was approved for trade advocacy under the Department of Commerce Strategic Transactions Advocacy Trial (STAT) Program, specifically for the tungsten project. Memorandum of Understanding 12

2026 2027 2028 2029 • Northern Katpar DFS Funded • Commenced Northern Katpar DFS • Started Final Drilling • Offtake Discussions • Complete Northern Katpar DFS • Order Long Lead Equipment • Private Sector Finance • EXIM/DFC Financing Commitment • Financial Investment Decision • Commence Upper Kairakty Metallurgical Testwork • Break Ground and Construct Northern Katpar Mine • Break Ground Tungsten Refinery • Break Ground Upper Kairkaty Mine • Construct Tungsten Refinery ANTICIPATED TIMELINE Tungsten Development Timeline: 2026–2031 13 2030 • Commence Commissioning Northern Katpar Mine • Initial Tungsten Production Company aims to be a leading long-term supplier of tungsten APT to the United States beginning in 2031. 2031 • Produce First APT

EXPERIENCED MANAGEMENT TEAM

Proven Track Record, Critical Mineral Project Development



Pini Althaus
Executive Chairman

Mining executive in gold, copper, lithium, and rare earths, built and advanced significant mineral projects across multiple continents. Founder and former CEO of USA Rare Earth (NASDAQ: USAR), grew company from $7M market cap to $1B valuation.



Dominic Heaton
Chief Executive Officer

As former CEO of Masan Resources, led the development from greenfield to one of world's largest tungsten producers. Nui Phao is the largest tungsten mine and refinery operation outside of China, one of the most complex polymetallic projects successfully brought into production in past two decades.



Ashley McAleese
Chief Operating Officer

Former CEO of Masan High-Tech Materials, operating the Nui Phao tungsten mine and refinery in Vietnam, overseeing a workforce of ~2,200. Over 24 years leading major mining operational and corporate integration activities across multiple jurisdictions.



Douglas Newby
Chief Financial Officer

Former CFO of USA Rare Earth and PolyMet Mining. 45-year career in mining project finance; co-founded Western Goldfields and led the Mesquite gold mine acquisition from Newmont Mining.



Chris Zahovskis
Senior Technical Advisor

Drove development of the Sisson tungsten project, securing key regulatory approvals and financing through resource definition and feasibility.

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2 Appendix 1 5

ENGINEERING STUDIES Definitive Feasibility Study In August 2026, the Company announced it engaged recognized global engineering firms (DRA Global, ERM, and Knight Piésold) to undertake the DFS on the Northern Katpar tungsten project in Kazakhstan held by Severniy Katpar LLP, in which Cove Kaz Capital Group LLC holds a 70% controlling interest. 16 Purpose of DFS is to support a Final Investment Decision and facilitate standard detailed due diligence requirements of prospective financing partners, U.S. institutional finance entities, and commercial partners. DFS will build into Front End Engineering and Design, which will then flow into detailed engineering and design, project construction, commissioning, and commercial operations. DFS to develop overall mine plan for Northern Katpar and inform the construction and operations of its accompanying refinery to be located in Kazakhstan, designed to produce the benchmark tungsten product known as ammonium paratungstate ("APT"). Anticipate completion by end of CY2027.

TUNGSTEN PRODUCT Ammonium Paratungstate (APT) APT stands for ammonium paratungstate, a white crystalline salt and the most important chemical intermediate used to make nearly all tungsten products. It acts as the primary bridge between raw mined tungsten ores and refined industrial metal powders. 17 Kaz Resources will produce the benchmark tungsten commodity known as APT. The company will mine and refine tungsten in Kazakhstan with export to the United States by rail and sea transport through the Middle Corridor. The United States currently receives safe passage of uranium and zinc from Kazakhstan at regular intervals. Both tungsten deposits are located near existing rail, with established electricity and water resources.

18 Investor Contacts Lynn Morgen lynn.morgen@advisiry.com Eric Prouty eric.prouty@advisiry.com